Shippingport Co., LLC

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Table of Contents

Financial Statements, Independent Accountants' Review Letter and Supplementary Information

Shippingport Co., LLC
December 31, 2022

March 14, 2023

Amelia M. Pillow, Founder
Shippingport Brewing Co., LLC
1221 W. Main St.
Louisville, KY 40212

Dear Amelia Pillow:

Our office has completed an agreed upon procedures engagement related to your 2021 and 2022 financial statements on March 14, 2023. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our process and findings are as follows:

1. An understanding of the company's business was obtained. The company's officers were sent questions pertaining to the company's business, operations, personnel, and account procedures. The company's responses were reviewed and documented.

2. The 2022 balance sheet was verified using bank statements, loan documents, and fixed asset invoices provided by the client. The 2021 balance sheet was reconciled with the 2021 Form 1065 U.S. Return of Partnership Capital prepared for the company. The 2021 and 2022 income statement was verified using provided banking data and sales reports.

3. All document support obtained was reviewed and verified by staff to materially support the stated balances on the financial statements.
We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the 2021 and 2022 Financial Statements. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

Respectfully,

Rick Fields, CPA

Rick Fields, CPA
RF: cg

Balance Sheet
Shippingport Brewing Co., LLC

	December 31,	
	2022	**2021**
Assets:		
Current Assets:		
Cash	$894	$15,286
Inventory	3,096	4,256
Total Current Assets	3,990	19,542
Property and Equipment, Net	105,054	118,796
Other Assets	52,575	52,275
Total Assets	$161,619	$190,913
Liabilities:		
Current Liabilities	$0	$0
Long Term Liabilities:		
Government Loans	174,183	185,725
Bank Loans	22,499	10,000
Other Liabilities	5,000	5,000
Total Long Term Liabilities	201,682	200,725
Total Liabilities	201,682	200,725
Equity:		
Member's Equity	-40,063	-9,812
Total Liabilities and Equity	$161,619	$190,913

No Assurance is Provided on the Financial Statements

Income Statement
Shippingport Brewing Co., LLC

	For The Year Ended Decemeber 31,	
	2022	**2021**
Revenue:		
Sales	$311,620	$108,311
Interest Income	0	346
Total Revenue	311,620	108,657
Cost of Goods Sold	73,097	32,252
Gross Profits	238,523	76,405
SG&A Expenses	239,866	166,326
Net Income	($1,343)	($89,921)

3

No Assurance is Provided on the Financial Statements

Statement of Stockholders Equity
Shippingport Brewing Co., LLC

	Common Stock	Retained Earnings	Total Stockholders Equity
Balance, December 31, 2020	$59,939	($45,615)	$14,324
Net Income		-89,921	-89,921
Adjustments to Prior Year		52,524	52,524
Owners Draw	-14,249		-14,249
Contributed Capital	27,510		27,510
Balance, December 31, 2021	$73,200	($83,012)	($9,812)
Net Income		-1,343	-1,343
Adjustments to Prior Year		-9,856	-9,856
Owners Draw	-29,052		-29,052
Contributed Capital	10,000		10,000
Balance, December 31, 2022	$54,148	($94,211)	($40,063)

Statement of Cash Flows
Shippingport Brewing Co., LLC

	For The Year Ended December 31,	
	2022	**2021**
Operating Activities:		
Net Income	($1,343)	($89,921)
Total adjustments to reconcile net income to net cash provided by operations		
Depreciation	18,743	19,720
Inventory	1,160	-4,256
Net cash provided by operating activities	18,560	-74,457
Investing Activities:		
Equipment purchases	-5,001	-90,609
Loans to partner	0	-52,575
Net cash provided by investing activities	-5,001	-143,184
Financing Activities:		
Proceeds from loans	957	10,725
Owners contribution	10,000	27,510
Prior Year Adjustments	-9,856	52,524
Owners Draw	-29,052	-14,249
Net cash provided by financing activities	-27,951	76,510
Total Cash Flow:	-14,392	-141,131
Cash at beginning of year	15,286	156,417
Cash at end of year	$894	$15,286

No Assurance is Provided on the Financial Statements

Shippingport Brewing Company, LLC Notes to The Financial Statements

Business Overview:

Shippingport Brewing Company opened its doors in June of 2021. It is anchored in the Portland neighborhood of Louisville, KY and named for Shippingport Island off the shores of Ohio. Shippingport Island, formerly a rough and rowdy community, is now home to the McAlpine Locks and lots of herons. Sally Forth Tap Room serves our craft beers as well as food and drinks for all ages. We have inside and outside seating available year-round.

Basis of Accounting:

Financial statements are prepared in conformity with generally accepted accounting principles of the United States (GAAP). Financial statements include the operations, assets, and liabilities of the company. Financial statements have been prepared on an accrual basis and revenue is recognized when earned.

Balance Sheet:

Cash:

Cash includes business bank accounts.

Inventory:

The stated inventory amount is the weighted average cost of the on-hand inventory as of 12/31/2022.

Property and Equipment:

Property and Equipment are stated at cost and include Kitchen Equipment and Leasehold Improvements.

Other Assets:

Other Assets includes a loan to partners Notes Receivable item.

Long Term Liabilities:

Government Loans is made up of loan balances from 3 different Louisville Metro Government's small business and commercial property loan program.

Bank Loans is a loan from Block Inc. (more commonly known as Square).

Other Liabilities is a notes payable item from the property landlord.

Shippingport Brewing Company, LLC Notes to The Financial Statements

Income Statement:

Food and beverage sales are the primary source of revenue for the company. Subsequently, food and beverage are also the primary expense in cost of goods sold. Payroll along with the related taxes account for more than have of the reported SG&A expenses.

Income Taxes:

The company is organized as a limited liability company (LLC). Federal tax obligations belong to the business owners and therefore are not reflected in the financial statements.

Subsequent Events:

There are no subsequent events that require recognition or disclosure.

Legal Contingencies:

The Company is not currently party to any pending legal matters.